

February 1, 2013

Via E-mail
Mr. Rashid Naeem
President and Chief Executive Officer
Sipup Corporation
Willy-Brandt-Anlage 20
64823 Gross Umstadt, Germany

> **Re: Sipup Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 22, 2013**
> **File No. 333-185408**

Dear Mr. Naeem:

We have reviewed your amended registration statement and your letter dated January 22, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note that in response to prior comment 4 to our letter dated January 8, 2013, you have provided "proceeds to the company before expenses." Please disclose the net proceeds you will receive, as required by Item 501(b)(3) of Regulation S-K.

Use of Proceeds, page 15

2. We note that you have revised your disclosure to delete certain text from the prospectus in response to our prior comment 5. However, we note that similar disclosure with respect to a creditor "tak[ing] possession of the subscriptions" remains in the prospectus. In light of your disclosure elsewhere that there are no minimum number of shares required to be sold and that funds raised from the offering will not be placed in an escrow, trust or similar account, please revise the disclosure

throughout the prospectus accordingly or tell us the circumstances under which investors' subscriptions or moneys may be returned to them.

Risk Factors, page 8

Risk Factors Related to our Business, page 8

Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment, page 8

3. We note you have revised your disclosure to state that you may need additional financing after twelve months. Please expand this disclosure to reflect current financing needs as it relates to your auditor's going concern opinion. In addition, please reconcile the statement with the disclosure on page 20 that you require minimum funding of $25,000 for the next twelve months to implement your plan of operations.

Description of Business, page 19

General, page 20

4. We note that you intend to begin operations in Germany. In light of this disclosure, please clarify whether both manufacturing and distribution will be conducted in Germany or elsewhere and elaborate the business purpose for contacting the Food and Drug Administration with respect to labeling procedures and registering your manufacturing facility.

Government Regulation, page 21

5. We note your response to our prior comment 12. We understand from your plan of operation on page 23 that you intend to begin manufacturing and marketing yogurt with the proceeds of this offering within the first twelve months of completing this offering and at that time will be subject to government regulation. We therefore reissue our prior comment 12. Please revise your disclosure to discuss required government approvals and the effect of any existing governmental regulation on your business. In addition, please include appropriate risk factors with respect to compliance with government regulation.

Exhibit 10.1

6. Please revise your filing to include the executed Subscription Agreement for the November 19, 2012 purchase by Mr. Naeem.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Thomas E. Puzzo